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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41854

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CVF Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

343 Millburn Avenue, Suite 208
(No. and Street)

Millburn (City) New Jersey (State) 07041 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Furman 973-564-5600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Chaifetz & Schreiber, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

21 Harbor Park Drive N. (Address), Port Washington, (City) New York (State) 11050 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Furman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CVF Securities, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LYNNAN NAGLE
PUBLIC OF NEW JERSEY
Commission Expires Mar. 8, 2011

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CVF SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

(With Supplementary Information)

CVF SECURITIES, INC.

TABLE OF CONTENTS

CHAIFETZ & SCHREIBER, P.C.
Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CVF Securities, Inc.
Millburn, NJ 07041

Gentlemen:

We have audited the accompanying statement of financial condition of CVF Securities, Inc. as at December 31, 2007, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVF Securities, Inc. at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8, schedule of computation of net capital under rule 15c3-1 of the Securities and Exchange Commission, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Chaifetz & Schreiber, P.C.

February 4, 2008

CVF SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS - Cash	$ 13,327
STOCKHOLDER'S EQUITY:	
Common stock - $.01 par value; 1,000 shares authorized, 10 shares issued and outstanding	1
Additional paid-in capital	9,899
Retained earnings	3,427
TOTAL STOCKHOLDER'S EQUITY	$ 13,327

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME - Fee income	$ 379,661
EXPENSES:	
Finder fees	216,000
Management fees	194,500
Dues and registration fees	2,768
Miscellaneous	62
Total	413,330
LOSS FROM OPERATIONS	(33,669)
OTHER INCOME - NASD Member Rebate	35,000
PROFIT BEFORE INCOME TAXES	1,331
Provision for income taxes	557
NET PROFIT	$ 774

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock $.01 Par Value		Additional		Total
	Shares	Amount	Paid-in Capital	Retained Earnings	Stockholder's Equity
BALANCE - JANUARY 1, 2007	10	$ 1	$9,899	$ 2,653	$ 12,553
Net profit	-	-	-	774	774
BALANCE - DECEMBER 31, 2007	10	$ 1	$9,899	$ 3,427	$ 13,327

The accompanying notes are an integral part of these financial statements.

CVF SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net profit	$ 774
NET INCREASE IN CASH	774
CASH - JANUARY 1, 2007	12,553
CASH - DECEMBER 31, 2007	$ 13,327
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid for:	
Income taxes	$ 557

The accompanying notes are an integral part of these financial statements.

1. NATURE OF BUSINESS

General - CVF Securities, Inc. (the "Company") was formed on October 12, 1989, to engage in private equity placements and other equity related placements. The Company is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - Revenue is recognized as earned. Fees are recorded when all aspects of a proposed transaction are satisfied and the earnings process is complete, and is typically based on the amount of capital raised in the transaction.

Use of Estimates - The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Income Taxes - The Company files its income tax returns using the cash method of accounting. Generally accrual of expenses is the only temporary difference resulting from the use of this method rather than the accrual method as required by generally accepted accounting principles. At December 31, 2007, the Company has available net operating loss carryforwards of $9,580, which expire through the year 2023.

The deferred tax benefit attributable to the carryforwards amounting to approximately, $1,900 has been offset by a valuation allowance as ultimate realizability of the benefit is uncertain.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $13,327, which was $8,327 in excess of its required net capital.

4. ECONOMIC DEPENDENCY AND RISK

During 2007, approximately, 57% and 28% of total fee income was earned from two customers, respectively.

The Company may periodically maintain cash balances at a commercial bank in excess of the Federal Deposit Insurance Corporation insurance limit.

The Company markets its services nationally, the Company's customers are sensitive to swings in economic cycles and their financial requirements will vary accordingly.

5. RELATED PARTY TRANSACTIONS

The Company pays a management fee, based solely upon fee income from its customers, to VF Capital ("VF") a related entity for certain administrative expenses and consulting services and reimburses VF for any costs paid by it on behalf of the Company. In the event that there is no fee income, no management fees will be owed or payable to VF and the Company shall not be liable directly or indirectly for any expenses incurred by VF on the Company's behalf. Such fee and reimbursed costs, including reimbursement for professional fees, amounted to $194,500 for the year ended December 31, 2007.

SUPPLEMENTARY INFORMATION

CVF SECURITIES, INC.

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

TOTAL STOCKHOLDER'S EQUITY AND NET CAPITAL	$ 13,327
Percentage of aggregate indebtedness to net capital	0%
Minimum net capital required	$ 5,000
EXCESS NET CAPITAL OVER MINIMUM REQUIREMENT	$ 8,327

There were no material differences between the computation for determination of net capital as required under Rule 15c3-1 included in this report, and the computation included with the Company's unaudited FOCUS report as at December 31, 2007.

See Independent Auditors' Report.

CHAIFETZ & SCHREIBER, P.C.
Certified Public Accountants

21 Harbor Park Drive N
Port Washington, NY 11050
Telephone: (516) 484-8700
Facsimile: (516) 484-8770
www.chaifetzandschreiber.com

To the Board of Directors
CVF Securities, Inc.
Millburn, NJ 07041

Gentlemen:

In planning and performing our audit of the financial statements of CVF Securities, Inc. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregated debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the ex emptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a Company the size of CVF Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Chaifetz & Schreiber, P.C.

Port Washington, New York
February 4, 2008

END